SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Announces Patented Synchronization

between Audio and Web

Unique Multimedia Services Integration Based on Patented Technology

Reston, Virginia, and Montpellier, France – May 3, 2006 – Genesys Conferencing, a global multimedia conferencing leader, announced that it has been awarded two patents covering the assurance of zero latency and full synchronization between the audio and Web components of a multimedia conference.

“These patents confirm that Genesys Meeting Center is the only multimedia conferencing platform to guarantee that what a participant hears via the Web or telephone corresponds exactly to what is seen on the screen,” Doug Lauder, chief technology architect, explained.

True Multimedia Conferencing Integration

Genesys President Jim Huzell further explained that the company’s patented technology gives the company a unique ability to deliver a high-performance service that best meets the specific needs of large-enterprise customers. “These patents are evidence of the true integration of the Genesys Meeting Center platform, unlike other solutions which offer similar functionality but are in reality separate systems usually supplied by different vendors. Latency is, in fact, a result of not having a single integrated system. Because we’ve solved the latency problem, our customers receive a superior meeting experience, with the added benefit of having it delivered and supported by a single specialist.”

Huzell added, “Technology continues to be at the heart of our organization, especially as we prepare Genesys Conferencing to take greater advantage of the industry’s evolving landscape.”

Multimedia conferences typically include two distinct information streams: “command” data and “media” data. A time delay between the two can lead to a mismatch between the audio and visual elements, significantly diminishing the impact of the overall conference. Genesys’ patented solution completely eliminates any latency between command and media data. The second patent focuses on presenter interventions, such as adjustments during a conference to the visual presentation, to ensure that they are received by participants in real time, accompanied by the appropriate audio commentary. The effectiveness of these tools can, once again, be reduced by latency between these and the accompanying audio commentary.

Enhancing the User’s Conferencing Experience

“Genesys Meeting Center is the only multimedia conferencing platform capable of ensuring zero latency between audio and visuals for media streaming and presentation adjustments ‘on the fly.’ These patents confirm our commitment to innovation and to ensuring that moderators and participants derive maximum benefits from multimedia conferencing,” Lauder added.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext in France (ISIN FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

Contacts at Genesys:

Tricia Heinrich

Phone: 415-608-6651

Tricia.heinrich@genesys.com

Florence Catel

Phone: +33(0)1 45 15 45 42

florence.catel@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2006

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer